Filed by: Anthem, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                      of the Securities and Exchange Act of 1934

                                        Subject Company: Trigon Healthcare, Inc.
                                      Subject Companies Exchange Act ID: 1-12617


         On May 2, 2002, Anthem, Inc. provided a script to operators in its Investor Relations and Customer Relations departments to answer questions of its investors and customers in relation to the proposed merger between Anthem, Inc. and Trigon Healthcare, Inc. The following is such script:

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Anthem will be filing a registration statement on Form S-4, containing a proxy statement/prospectus for Anthem and Trigon, and other documents with the Securities and Exchange Commission. Investors and securityholders are urged to read the registration statement containing the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and securityholders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903 or from Trigon Investor Relations at 2015 Staples Mill Road, Richmond, VA 23230. Information concerning the identity of Anthem's participants in the solicitation is set forth in Anthem's current report on Form 8-K, which was filed with the Securities and Exchange Commission on April 30, 2002.

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CALL CENTER SCRIPT


Q1. I HEARD SOME NEWS ABOUT ANTHEM AND A COMPANY NAMED TRIGON AGREEING TO A MERGER. CAN YOU TELL ME ABOUT THIS?
A. Anthem announced on April 29 that it had signed a definitive agreement with Trigon Healthcare, Inc., under which Anthem would acquire Trigon in a merger.

Q2.  WHAT WERE THE TERMS OF THE AGREEMENT?
A. Anthem will acquire all of the shares of Trigon stock through payment to Trigon shareholders of a combination of cash and Anthem common stock.

Q3.  WHAT CAN YOU TELL ME ABOUT TRIGON?
A. Trigon is the Blue Cross and Blue Shield company for most of the state of Virginia. It has approximately 2.2 million members and is one of the largest health benefits companies in Virginia.

Q4.  WHAT WILL BE THE IMPACT ON ANTHEM CUSTOMERS?

A. We do not expect any direct impact on our customers. We do feel that this transaction will be beneficial to our company and overall allow us to continue to provide better service and value to our customers.

Q5.  WILL THERE BE ANY IMPACT ON PREMIUMS RESULTING FROM THIS TRANSACTION?
A. We do not expect that there will be increases in premiums resulting from this acquisition. Premium rates are developed based on the cost and utilization of health care services, with a small component for health plan administration costs. The ultimate goal is to continue to provide more effective and efficient services for our members.

Q6.  DO ANTHEM SHAREHOLDERS HAVE TO APPROVE THE MERGER?
A. Yes, the merger is subject to approval by the shareholders of both companies.

Q7.  WHERE CAN I GET MORE INFORMATION?
A. If you are interested in more information, you can review the news release by visiting the Anthem website (www.Anthem.com) and clicking on "Anthem Corporate."

     In connection with this proposed transaction, both companies will be providing information to their shareholders and making filings with various regulatory authorities. You'll be able to obtain some of these documents as they become publicly available from the SEC, over the internet or from Anthem's and Trigon's corporate secretaries.